Exhibit 99.2

INTERLEUKIN GENETICS, INC.
2,533,234 Shares of Common Stock

Offered Pursuant to Rights
Distributed to Stockholders
of Interleukin Genetics, Inc.

December    , 2006

Dear Stockholder:

        This notice is being distributed by Interleukin Genetics, Inc. ("Interleukin") to all holders of record ("Recordholders") of shares of its common stock, par value $0.001 per share (the "Common Stock"), at the close of business on August 17, 2006 (the "Record Date"), in connection with a distribution in a rights offering (the "Rights Offering") of subscription rights (the "Rights") to subscribe for and purchase shares of Common Stock. The Rights and Common Stock are described in Interleukin's Prospectus dated December    , 2006 (the "Prospectus").

        In the Rights Offering, Interleukin is offering an aggregate of 2,533,234 shares of Common Stock, as described in the Prospectus.

        The Rights will expire, if not exercised, at 5:00 p.m., Eastern Standard Time, January    , 2007 unless extended in the sole discretion of Interleukin (as it may be extended, the "Expiration Time").

        As described in the accompanying Prospectus, you will receive 0.1041 Rights for each share of Common Stock owned of record as of the close of business on the Record Date. Interleukin will not issue fractional rights. Instead, Interleukin will round up any fractional rights to the nearest whole right.

        Each Right will allow you to subscribe for one share of Common Stock (the "Basic Subscription Privilege") at the cash price of $5.6783 per share (the "Subscription Price').

        In addition, each holder of Rights who exercises his, her, or its Basic Subscription Privilege in full will be eligible to subscribe (the "Oversubscription Privilege") at the same cash price of $5.6783 per share for shares of Common Stock that are not otherwise purchased pursuant to the exercise of the Basic Subscription Privilege by other Rights holders (the "Excess Shares"), subject to availability and proration as described below. Shares of Common Stock will be available for purchase pursuant to the Oversubscription Privilege only to the extent that any shares offered in the Rights Offering are not subscribed for pursuant to the Basic Subscription Privileges. The Excess Shares will be allocated pro rata (subject to the elimination of fractional shares) among those Rights holders who exercise the Oversubscription Privilege, in proportion, not to the number of shares requested pursuant to the Oversubscription Privilege, but based on the percentage ownership of each participating Rights holder compared to the total ownership of all stockholders participating in the oversubscription round; provided, however, that if such pro rata allocation results in any Rights holder being allocated a greater number of Excess Shares than such holder subscribed for pursuant to the exercise of such holder's Oversubscription Privilege, then such holder will be allocated only such number of Excess Shares as such holder subscribed for and the remaining Excess Shares will be allocated among all other holders exercising the Oversubscription Privilege on the same pro rata basis outlined above. Such proration will be repeated until all Excess Shares have been allocated to the full extent of the Oversubscription Privilege. See "The Rights Offering—Subscription Privileges" in the Prospectus.

        The Rights will be evidenced by Rights certificates (the "Rights Certificates") and will cease to have any value at the Expiration Time.

        Enclosed are copies of the following documents:

  1.
  Prospectus;

  2.
  Rights Certificate;

  3.
  Instructions For Use of Interleukin Genetics, Inc. Rights Certificates (including a Notice of Guaranteed Delivery for Rights Certificates Issued by Interleukin Genetics, Inc. and Important Tax Information); and

  4.
  A return envelope addressed to U.S. Stock Transfer Corporation, the Subscription Agent.

        Your prompt action is requested. To exercise Rights, you should properly complete and sign the Rights Certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. A Rights holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Time will expire.

        Additional copies of the enclosed materials may be obtained from U.S. Stock Transfer Corporation at (818) 502-1404 or by contacting John J. McCabe, Secretary, at Interleukin Genetics, Inc. at (781) 398-0700.

Very truly yours,
INTERLEUKIN GENETICS, INC.
Timothy J. Richerson Chief Executive Officer